Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

18 September 2013

TOP-LINE ANALYSIS OF CVAC™ PHASE 2 TRIAL;

OVARIAN CANCER CLINICAL DEVELOPMENT UPDATE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today announced top-line analysis of the CAN-003 phase 2 study of CVac for treatment of epithelial ovarian cancer patients in first or second remission.

Results indicate that CVac was generally well tolerated, with no Serious Adverse Events (SAEs) considered related to protocol therapy. The majority of non-Serious Adverse Events (AEs) were considered mild and transient in nature.

While variable, immune monitoring data indicate that CVac induces a T cell response which may be beneficial for patients with ovarian cancer. No evidence was seen of a humoral (or antibody) response after CVac administration which is also considered a positive signal.

Although this study was not adequately powered to detect statistical significance, the estimate of median progression-free survival (PFS) for all randomized patients resulted in no observed difference between the CVac and control groups.

The median PFS was also estimated separately for patients in first and second remission. In first remission, the median PFS favored the control arm when compared to the CVac treated patients. In second remission, the median PFS favored CVac as compared to patients on the control group. However, neither of these trends was statistically significant.

It is considered too early to make conclusions based on Overall Survival (OS) data. Prima will continue to monitor patient outcomes on the CAN-003 trial until overall survival data matures.

As previously advised, further study information will be presented by Dr. Jeffrey Goh at the European Cancer Congress in Amsterdam on October 1st, 2013. Prima’s management will hold a teleconference to discuss results in more detail after Dr. Goh’s presentation.

Inconclusive PFS data are consistent with the trial results of a number of cancer immunotherapy products. Trials of sipuleucel-T and ipilimumab, and the recently reported trial of MAGE-A3 immunotherapy, indicate that PFS (and similar endpoints like disease-free survival) may not be useful markers of clinical benefit for cancer immunotherapeutics. Importantly, however, several immunotherapies demonstrate the ability to extend overall survival and OS was the basis for marketing approvals for sipuleucel-T and ipilimumab.

Prima will engage with regulators to make appropriate amendments to the clinical development plan for CVac in ovarian cancer and identify the most appropriate endpoints for evaluation of clinical benefit. Until then, Prima has temporarily suspended enrollment on its CAN-004 (“CANVAS”) clinical trial, which had been designed with PFS as the primary endpoint. Patients currently enrolled on the CANVAS trial may continue on the protocol as currently designed.

Matthew Lehman, Prima’s CEO: “All of us at Prima want to thank the patients, their families, and the physicians for their involvement in the CAN-003 trial. We are pleased that CVac has continued to demonstrate a favorable side effect profile and positive immune activity. We are committed to progressing our CVac clinical trials – in ovarian cancer as well as other cancer types – in an expeditious manner.”

ENDS

About the CAN-003 trial

CAN-003 is a 63-patient phase 2 study evaluating the effects of CVac, as compared to an observation-only control arm, in epithelial ovarian cancer patients in complete remission after first or second line treatment. The primary objectives of the trial are to determine the safety of CVac administration and to determine CVac’s effect on progression-free survival. Secondary objectives of the trial are to determine CVac’s effect of overall survival and to evaluate host immunologic responses to CVac. In accordance with the protocol design, the first seven patients on the trial were all assigned to receive CVac in order to test the comparability of product manufacturing in a new facility. The subsequent 56 patients were randomized in a 1:1 fashion and assigned to either the CVac group or observational control group.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for additional cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Cautionary statement regarding forward-looking statements

Prima cautions investors that any forward-looking statements or projections made by Prima, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect Prima’s operations are described under Item 3.D ‘Risk factors’ in the company’s Annual Report filed to the U.S. SEC on Form 20-F.